Securities and Exchange Commission
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the Plan year ended December 31, 1998
OR

[] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from ____ to ____

Commission file number ____

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

GUINNESS UDV NORTH AMERICA, INC. SAVINGS PLAN
Guinness UDV North America, Inc.
Six Landmark Square
Stamford, Connecticut 06901

S.E.C. Registration No. ________

B. Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:

Diageo plc
8 Henrietta Place
London W1G 0NB
England

Page 1 of 19 pages.
Exhibit Index located on page 2.

REQUIRED INFORMATION

Financial Statements

The Guinness UDV North America, Inc. Savings Plan ("Plan") (formerly known as the IDV North America, Inc, Savings Plan) is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). In accordance with Item 4 and in lieu of the requirements of Items 1-3, the following Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA are included herein:

Reports of Independent Certified Public Accounts

Statements of Net Assets Available for Plan Benefits

Statements of Changes in Net Assets Available for Plan Benefits

Notes to Financial Statements

Supplemental Schedule furnished pursuant to the requirements of Internal Revenue Service Form 5500

Exhibits[1]

[1] The consent of KPMG LLP has not been included because the financial statements are not being incorporated by reference into a registration statement on Form S-8 under the Securities of 1933.

GUINNESS UDV NORTH AMERICA, INC. SAVINGS PLAN

Financial Statements

December 31, 1998 and 1997

(With Independent Auditors' Report Thereon)

C:\11kcoverpagegudv98.doc

GUINNESS UDV NORTH AMERICA, INC. SAVINGS PLAN

Table of Contents

UDV U.S. SAVINGS PLAN

Financial Statements and Schedules

December 31, 1998
with comparative totals for 1997

(With Independent Auditors' Report Thereon)

UDV U.S. SAVINGS PLAN

Table of Contents

Other schedules required by Section 103(c)(5) of the Employee Retirement Income Security Act of 1974 are not applicable.

KPMG

Stamford Square
3001 Summer Street
Stamford, CT 06905

Independent Auditors' Report

Employee Benefits Administration
Committee of UDV North America Inc.:

We have audited the accompanying statement of net assets available for plan benefits of UDV U.S. Savings Plan (Plan) as of December 31, 1998, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1998, and the changes in net assets available for plan benefits for the year then ended in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

September 24, 1999

UDV U.S. SAVINGS PLAN

Statements of Net Assets Available for Benefits, with Fund Information

December 31, 1998
with comparative totals for 1997

		1998	1997
Assets:			
Investments at fair value (note 2):			
Fidelity Magellan Fund	$	50,955,402	27,340,183
Fidelity Growth and Income Fund		45,189,322	40,247,297
Fidelity Contrafund		23,251,583	16,526,592
Fidelity Equity Income II Fund		13,818,177	—
Fidelity Asset Manager Fund		8,109,605	7,347,922
Fidelity Retirement Growth Fund		7,101,454	—
Fidelity Retirement Money Market Fund		5,757,284	—
Fidelity Asset Manager Growth		4,103,827	3,950,389
Fidelity Worldwide Fund		2,611,174	3,890,665
Fidelity Spartan U.S. Equity Index Fund		2,302,468	—
Fidelity Intermediate Bond Fund		2,216,268	—
Fidelity Low-Priced Stock Fund		1,749,300	—
Fidelity Overseas Fund		1,603,452	—
Fidelity Managed Income Portfolio Fund		1,402,675	—
Fidelity OTC Portfolio Fund		631,781	—
Common Stock in Diageo PLC		2,149,838	4,083,767
Investments in unallocated insurance contracts, at contract value:			
Fixed Income Fund		74,387,847	75,382,381
Total investments		247,341,457	178,769,196
Receivables:			
Loans receivable from participants (note 1)		2,099,047	2,400,136
Net assets available for plan benefits	$	249,440,504	181,169,332

See accompanying notes to financial statements.

UDV U.S. SAVINGS PLAN

Statement of Changes in Net Assets Available for Plan Benefits, with Fund Information

Year ended December 31, 1998
with comparative totals for 1997

	Participant Directed						
	Fidelity Growth and Income Fund	**Fidelity Magellan Fund**	**Fidelity Equity Income II Fund**	**Fidelity Retirement Growth Fund**	**Fidelity Retirement Money Market Fund**	**Fidelity Spartan US Equity Index Fund**	**Fidelity Intermediate Bond Fund**
Additions:							
Additions to net assets attributed to:							
Investment income:							
Net appreciation (depreciation) in fair value of investments (notes 2 and 4)	$ 7,954,419	6,676,236	—	—	—	—	—
Interest and dividends	2,512,873	1,564,783	—	—	—	—	—
	10,467,292	8,241,019	—	—	—	—	—
Contributions:							
Participants'	1,500,862	1,080,613	—	—	—	—	—
Employer's	934,425	698,088	—	—	—	—	—
	2,435,287	1,778,701	—	—	—	—	—
Total additions	12,902,579	10,019,720	—	—	—	—	—
Deductions:							
Deductions from net assets attributed to:							
Loans to participants (note 1)	(260,475)	(222,532)	—	—	—	—	—
Repayment of loans by participants	305,539	247,201	—	—	—	—	—
Benefits paid directly to participants	(6,890,317)	5,232,471	—	—	—	—	—
Total deductions	(6,845,253)	(5,207,802)	—	—	—	—	—
Interfund transfers	(1,143,148)	(302,984)	—	—	—	—	—
Net increase (decrease)	4,914,178	4,508,934	—	—	—	—	—
Transfer from Guinness America Employees Savings Plan	—	19,086,443	13,818,177	7,101,454	5,757,284	2,302,468	2,216,268
Net assets available for plan benefits at beginning of year	40,275,144	27,360,025	—	—	—	—	—
Net assets available for plan benefits at end of year	$ 45,189,322	50,955,402	13,818,177	7,101,454	5,757,284	2,302,468	2,216,268

(Continued)

9

UDV U.S. SAVINGS PLAN

Statement of Changes in Net Assets Available for Plan Benefits, with Fund Information

Year ended December 31, 1998
with comparative totals for 1997

	Participant Directed						
	Fidelity Low-Priced Stock Fund	**Fidelity Overseas Fund**	**Fidelity Managed Income Portfolio Fund**	**Fidelity OTC Portfolio Fund**	**Fixed Income Fund**	**Fidelity Asset Manager Fund**	**Fidelity Asset Manager Growth**
Additions:							
Additions to net assets attributed to:							
Investment income:							
Net appreciation (depreciation) in fair value of investments (notes 2 and 4)	$ —	—	—	—	—	(227,932)	94,604
Interest and dividends	—	—	—	—	4,631,566	1,209,300	567,332
	—	—	—	—	4,631,566	981,368	661,936
Contributions:							
Participants'	—	—	—	—	1,781,241	266,505	296,692
Employer's	—	—	—	—	770,605	186,006	186,159
	—	—	—	—	2,551,846	452,511	482,851
Total additions	—	—	—	—	7,183,412	1,433,879	1,144,787
Deductions:							
Deductions from net assets attributed to:							
Loans to participants (note 1)	—	—	—	—	(189,137)	(33,835)	(27,315)
Repayment of loans by participants	—	—	—	—	326,545	63,794	44,425
Benefits paid directly to participants	—	—	—	—	(14,336,832)	(1,239,411)	(783,717)
Total deductions	—	—	—	—	(14,199,424)	(1,209,452)	(766,607)
Interfund transfers					5,997,294	(945,562)	(230,378)
Net increase (decrease)	—	—	—	—	(1,018,718)	(721,135)	147,802
Transfer from Guinness America Employees Savings Plan	1,749,300	1,603,452	1,402,675	631,781	—	1,477,468	—
Net assets available for plan benefits at beginning of year	—	—	—	—	75,406,565	7,353,272	3,956,025
Net assets available for plan benefits at end of year	$ 1,749,300	1,603,452	1,402,675	631,781	74,387,847	8,109,605	4,103,827

(Continued)

10

UDV U.S. SAVINGS PLAN

Statement of Changes in Net Assets Available for Plan Benefits, with Fund Information

Year ended December 31, 1998
with comparative totals for 1997

	Participant Directed					
	Fidelity Contrafund	Fidelity Worldwide Fund	Diageo Stock Fund	Loan Fund	1998 Total	1997 Total
Additions:						
Additions to net assets attributed to:						
Investment income:						
Net appreciation (depreciation) in fair value of investments (notes 2 and 4)	$ 3,240,270	168,973	702,790	—	18,609,360	14,520,915
Interest and dividends	1,450,526	83,156	(251)	(202)	12,019,083	11,838,000
	4,690,796	252,129	702,539	(202)	30,628,443	26,358,915
Contributions:						
Participants'	951,320	265,855	225,133	—	6,368,221	6,502,020
Employer's	542,498	172,699	149,604	—	3,640,084	3,867,383
	1,493,818	438,554	374,737	—	10,008,305	10,369,403
Total additions	6,184,614	690,683	1,077,276	(202)	40,636,748	36,728,318
Deductions:						
Deductions from net assets attributed to:						
Loans to participants (note 1)	(110,214)	(14,501)	(22,991)	881,000	—	—
Repayment of loans by participants	140,531	30,856	16,880	(1,034,033)	141,738	—
Benefits paid directly to participants	(3,228,843)	(1,334,192)	(155,369)	(517,451)	(33,718,603)	(22,668,139)
Total deductions	(3,198,526)	(1,317,837)	(161,480)	(670,484)	(33,576,865)	(22,668,139)
Interfund transfers	135,440	(657,437)	(2,853,225)	—	—	—
Net increase (decrease)	3,121,528	(1,284,591)	(1,937,429)	(670,686)	7,059,883	14,060,179
Transfer from Guinness America Employees Savings Plan	3,586,370	—	—	369,597	61,102,737	—
Net assets available for plan benefits at beginning of year	16,543,685	3,895,765	4,087,267	2,400,136	181,277,884	167,217,705
Net assets available for plan benefits at end of year	$ 23,251,583	2,611,174	2,149,838	2,099,047	249,440,504	181,277,884

See accompanying notes to financials statements.

11

(1) Description of Plan

UDV U.S. Savings Plan (the "Plan") is a voluntary investment plan available to all U.S. salaried employees of UDV North America, Inc. (collectively, "UDVNA" or the "Company") who have completed one year of employment and attained age 21.

Effective December 31, 1998, the Guinness America Employees Savings Plan merged into the Plan. On that date, all Guinness America Employees Savings Plan assets were transferred to, and all participants' benefits were assumed by, the Plan.

Employees may contribute, through payroll deductions, up to 16% of compensation. Pursuant to Section 401(k) of the Internal Revenue Code employees may designate contributions from pre-tax compensation up to the first 10% of compensation (401(k) contributions), subject to Internal Revenue Code limitations. The Company matches participant contributions 100% up to 6% of compensation. Employees are vested in the Company's matching contribution after five years of service or two years participation in the Plan, whichever occurs first. Forfeitures of non-vested Company contributions for participants with a break in service are used to reduce Company contributions to the Plan.

"Pre-tax" contributions are deducted from a participant's taxable wages before income taxes are withheld and are not subject to income taxation until withdrawn from the Plan. Lump-sum distributions are taxable to the extent of investment income and realized appreciation of the participant's account, Company contributions, and 401(k) pre-tax contributions. A lump-sum distribution is not taxable in the year of distribution if, within 60 days of the distribution date, the participant transfers all or a portion of the proceeds to an IRA or a retirement annuity.

If a distribution is made in installments over more than one taxable year, a portion of each installment representing Company contributions, 401(k) pre-tax contributions, investment income and appreciation will be taxable in the year it is received.

Loans become available to employees in amounts up to the lesser of $50,000 or one-half of the vested account balance and cannot be less than $1,000. The interest rate is based on the prime rate as published in the Wall Street Journal with principal and interest repaid to the individual's account.

The investment program options offered by the Plan as of December 31, 1998 are:

Fidelity Growth and Income Fund	Consisting of common and preferred stocks, other equity securities, and short-term investments.
Fidelity Magellan Fund	Consisting of common and preferred stocks and other equity securities which may have greater return potential and greater risk of loss than investments of the Fidelity Growth and Income Fund.

Fixed Income Fund	Contractual deposits, guaranteeing principal against loss and bearing predetermined interest rates for fixed periods of time.
Fidelity Asset Manager Fund	An asset allocation fund which seeks high total return with reduced risk over the long term by allocating its assets among domestic and foreign equities, bonds and short-term investments.
Fidelity Asset Manager Growth Fund	Consisting of common stocks, bonds, and short-term investments.
Fidelity Contrafund	A capital growth fund which seeks companies that are currently out of favor with investing public and that may have favorable long-term outlooks because of termination of unprofitable operations; changes in management, industry, or products; or a possible merger or acquisition.
Fidelity Worldwide Fund	Consisting of all types of securities including stocks, bonds and short-term instruments issued from anywhere in the world.
Fidelity Retirement Growth Fund	An aggressive growth fund which seeks long-term capital growth. It invests primarily in common stocks, although it can invest in all types of securities. This fund was created exclusively for tax-advantaged accounts, which enables management to take short-term or long-term capital gains as they occur without regard to shareholders' current tax liabilities.
Fidelity Equity Income II Fund	A growth and income fund which seeks reasonable income by investing primarily in income-producing domestic and foreign equity securities. To earn even more income, the fund also invests in debt obligations such as bonds and money market instruments.
Fidelity Intermediate Bond Fund	An income fund which seeks a high level of current income. It invests in high and upper-medium grade corporate bonds rated A or better with intermediate maturities, mortgage securities, bank obligations, and U.S. Government and agency securities. These securities have average maturity ranges between three and ten years.
Fidelity Retirement Money Market Fund	A money market portfolio which seeks a high level of current income as is consistent with the preservation of capital and liquidity. It invests in high-quality, conservative money market instruments of U.S. and foreign issuers.

Fidelity Overseas Fund	An international growth fund which seeks long-term capital growth primarily through investments in foreign securities. Investments may include common stock and securities convertible into common stock, as well as debt instruments. The fund normally invests 65% of its total assets in securities of issuers from at least three different countries outside of North America.
Fidelity Managed Income Portfolio Fund	An income portfolio which seeks preservation of capital and a competitive level of income over time. The portfolio purchases high-quality, short and long term investment contracts, bank investment contracts, short-term money market instruments and debt obligations. The goal of the portfolio is to maintain a stable $1 share price.
Fidelity Low-Priced Stock Fund	A capital growth fund which seeks companies that are priced at $25 per share or less. The low-priced stocks purchased are considered to be undervalued.
Fidelity OTC Portfolio Fund	A capital growth fund which invests in over-the-counter securities. Investments may include common stock, preferred stock, securities convertible into common stock, as well as debt instruments of smaller or newer companies.
Fidelity U.S. Equity Index Fund	A capital growth and income fund which seeks to invest primarily in the 500 companies that make up the S&P 500 and in other securities that are based on the value of the Index. The fund focuses on duplicating the performance and composition of the index versus a strategy of selecting attractive stocks.
Diageo Stock Fund	Invests solely in the American depositary shares (ADS) of Diageo PLC, the parent company of the plan sponsor. American depositary shares are traded on the NYSE. One ADS is equal to four ordinary shares. Dividends are automatically reinvested in participants' accounts.
Loan Fund	Consisting of a loan feature to the plan, in which participants are allowed to borrow from their own account and pay themselves back.

Information about the Plan and the vesting and benefits provisions is contained in the Plan document available from the Plan Committee.

UDVNA reserves the right to modify, suspend, or terminate the Plan, in whole or in part (including the provisions relating to contributions), subject to the provisions of ERISA. However, UDVNA has no power to modify, suspend, amend, or terminate the Plan in a manner that will cause or permit any part of the trust fund to be used for or diverted to purposes other than the exclusive benefit of participants or their beneficiaries, or for the payment of expenses pursuant to the provisions of the Plan. Upon termination or partial termination of the Plan, the amounts credited to the accounts of members affected by such termination or partial termination shall be nonforfeitable.

(2) Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements have been prepared on an accrual basis.

(b) Commingled Funds

The UDV U.S. Savings Plan administers pooled assets and related liabilities within various funds which have been established on behalf of participating defined contribution plan for employees of the Company. The Trustee and primary custodian of the Trust is Fidelity Management Trust Company.

(c) Presentation of Investments

Securities which are traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. The fair value of the participation units in the mutual funds are based on quoted redemption value on the last business day of the year. The purchases and sales of investments are presented on a trade date basis. Guaranteed insurance contracts are valued at contract value which approximates market value.

(d) Expenses

UDVNA pays all expenses incurred in administering the Plan, based on a percentage of plan assets, except the Diageo Stock Fund transaction fees which are paid by the Plan.

(e) Realized Gains or Losses on Investments

Gains or losses realized on sales of investments are determined based on average cost.

(f) Use of Estimates

The Plan Administrator has made estimates and assumptions relating to the reporting of net assets to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

(3) Investments

The individual investments that represent 5% or more of the Plan's net assets at December 31, 1998 and 1997 are as follows:

	1998	1997
Unallocated Insurance Contracts at contract value:		
People Security Life Insurance Company, effective 6/24/93, 5.51%, due 12/31/98	$ —	23,525,353
Monumental Life Insurance, effective 7/31/96, 5.98% - 8.42%, due 11/27/00	18,481,969	—
FMTC Institutional Money Market, effective 7/99, term 1 year, 5.05%	28,641,705	—
Mutual Funds at fair value:		
Fidelity Growth and Income Fund	45,189,322	40,247,297
Fidelity Magellan Fund	50,955,402	27,340,183
Fidelity ContraFund	23,251,583	16,526,592
Fidelity Equity Income II Fund	13,818,177	—
	$ 180,338,158	107,639,425

(4) Income Tax Status

The Internal Revenue Service ("IRS") has determined and informed the Company by a letter dated December 14, 1995 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code ("IRC") and is, therefore, not subject to tax under present income tax law. The Plan Committee and legal counsel are not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

(5) Subsequent Event

On January 1, 1999, the Plan was renamed the UDV North America Savings Plan.

UDV U.S. SAVINGS PLAN

Item 27a – Schedule of Assets Held for Investment Purposes

December 31, 1998

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest collateral par or maturity value	Cost	Current value
Fidelity Magellan Fund	Mutual Fund, 421,705 shares	$ 44,501,772	50,955,402
Fidelity Growth and Income Fund	Mutual Fund, 985,651 shares	45,194,611	45,189,322
Fidelity Equity Income II Fund	Mutual Fund, 460,492 shares	10,377,441	13,818,177
Blended Rate Funds	Unallocated insurance/ investment contracts	74,380,719	74,387,847
Fidelity Retirement Growth Fund	Mutual Fund, 346,273 shares	6,198,486	7,101,454
Fidelity Retirement Money Market Fund	Money Market Fund	5,757,284	5,757,284
Fidelity Low-Priced Stock Fund	Mutual Fund, 76,562 shares	1,759,089	1,749,300
Fidelity Asset Manager Fund	Mutual Fund, 466,244 shares	8,053,437	8,109,605
Fidelity Asset Manager Growth Fund	Mutual Fund, 219,556 shares	4,104,307	4,103,827
Fidelity Intermediate Bond Fund	Mutual Fund, 215,819 shares	2,215,125	2,216,268
Fidelity ContraFund	Mutual Fund, 409,358 shares	22,608,711	23,251,583
Fidelity Worldwide Fund	Mutual Fund, 157,839 shares	2,611,479	2,611,174
Fidelity Overseas Fund	Mutual Fund, 44,569 shares	1,434,961	1,603,452
Fidelity Spartan US Equity Index Fund	Mutual Fund, 52,381 shares	1,915,930	2,302,468
Fidelity Managed Income Portfolio Fund	Mutual Fund, 1,402,675 shares	1,402,675	1,402,675
Fidelity OTC Portfolio Fund	Mutual Fund, 14,482 shares	536,181	631,781
Diageo Stock Fund	Common stock 117,574 shares	2,150,089	2,149,838
Participants loan	Participants loans, 8.5%	2,099,047	2,099,047
		$ 237,301,344	249,440,504

See accompanying independent auditors' report

UDV U.S. SAVINGS PLAN

Item 27d–Schedule of Reportable Transactions
For the year ended December 31, 1998

Identity of party involved	Description of asset (include interest rate maturity in case of a loan)	Number		Purchase price	Selling price	Lease rental	Expense incurred with transaction	Cost of asset		Current value of asset on transaction date		Net gain/ (loss)
		Purchases	Sales					Purchase	Sale	Purchases	Sales	
Monumental Life Insurance	Effective 7/31/96, 5.98% - 8.42%, due 11/27/00	5	35	$ 3,688,121	10,402,287	—	—	3,688,121	10,409,287	3,688,121	10,409,287	—
FMTC Institutional	Money Market effective 7/99, term 1 year, 5.05%	366	372	59,321,956	36,234,538	—	—	59,321,956	36,234,538	59,321,956	36,234,538	—
Fidelity Magellan Fund	Mutual Fund	206	148	6,202,700	8,356,772	—	—	6,202,700	4,667,991	6,202,700	8,356,772	3,688,781
Fidelity ContraFund	Mutual Fund	195	132	7,269,394	7,375,499	—	—	7,269,394	6,388,884	7,269,394	7,375,499	986,615
Fidelity Growth and Income Fund	Mutual Fund	217	155	10,055,738	13,075,197	—	—	10,055,738	9,569,803	10,055,738	13,075,197	3,505,394
Diageo Stock Fund	Common Stock	181	117	9,885,360	12,523,834	—	—	9,885,360	11,861,073	9,885,360	12,523,834	662,761

See accompanying independent auditors' report

18

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GUINNESS UDV NORTH AMERICA, INC.
SAVINGS PLAN

Date 6·24·02

By [signature]
Corri B. Schenck, Director
Employee Benefit Services

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